03002124

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-5-03

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 13630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
USAllianz Investor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis	Minnesota	55416
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Ahles (763) 765-6468
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center 90 South Seventh Street	Minneapolis	Minnesota	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VG 3-7-03

OATH OR AFFIRMATION

I, Christopher H. Pinkerton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAllianz Investor Services, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christopher H. Pinkerton
Signature

President
Title

Renee J Haram
Notary Public

RENEE J. HARAM
NOTARY PUBLIC – MINNESOTA
My Comm. Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

USALLIANZ INVESTOR SERVICES, LLC

Financial Statements with Supplementary Schedule
And Independent Auditors' Report
On Internal Accounting Control

December 31, 2002

USAllianz Investor Services, LLC

Year ended December 31, 2002

Contents

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Members
USAllianz Investor Services, LLC:

We have audited the accompanying statement of financial condition of USAllianz Investor Services, LLC as of December 31, 2002 and the related statements of operations, members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USAllianz Investor Services, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the Schedule is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

January 27, 2003

USAllianz Investor Services, LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	13,909
Investment in U.S. Treasury Notes, at market (cost $40,280)		41,038
Accrued interest receivable		212
Prepaid expenses		58,994
Total assets	$	114,153

Liabilities

Payable to Allianz Life Insurance Company of North America (Note 2)	$	43,515
Total liabilities		43,515

Members' Equity

Members' equity (note 3)		70,638
Total liabilities and members' equity	$	114,153

See accompanying notes.

USAllianz Investor Services, LLC

Statement of Operations

Year ended December 31, 2002

Revenues (note 2):	
Commissions earned	$ 90,882,367
12b-1 fees earned	1,625,111
Investment income	3,866
Total revenues	92,511,344
Expenses:	
Commissions	90,882,330
Distribution expenses	1,625,111
Registration fees	39,917
Interest expense	2,196
Other	54,360
Total expenses	92,603,914
Loss from operations	(92,570)
Reimbursement of excess of expenses over revenues from Allianz Life Insurance Company of North America (note 2)	92,570
Income before change in net unrealized appreciation of investments	-
Change in net unrealized appreciation of investments	109
Net income	$ 109

See accompanying notes.

USAllianz Investor Services, LLC

Statement of Members' Equity

Year ended December 31, 2002

	Contributed capital
Balance at December 31, 2001	$ 60,529
Capital contribution	10,000
Net income	109
Balance at December 31, 2002	$ 70,638

See accompanying notes.

USAllianz Investor Services, LLC

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 109
Adjustments to reconcile net income to net cash used by operating activities:	
Change in net unrealized appreciation of investments	(109)
Decrease in accrued interest receivable	752
Increase in prepaid assets	(58,994)
Decrease in due from Allianz Life Insurance Company of North America	46,487
Amortization of US Treasury Note	320
Net cash used by operating activities	(11,435)
Cash flows from investing activities:	
Proceeds from matured US Treasury Note	15,000
Cost of purchase of US Treasury Note investment	(15,600)
Proceeds from matured certificate of deposit	100,000
Net cash provided by investing activities	99,400
Cash flows from financing activities:	
Capital contribution from Allianz Life Insurance Company of North America	10,000
Payment of note payable to Allianz Life Insurance Company of North America	(100,000)
Net cash used by financing activities	(90,000)
Net decrease in cash	(2,035)
Cash, beginning of year	15,944
Cash, end of year	$ 13,909

See accompanying notes.

USAllianz Investor Services, LLC

Notes to Financial Statements

December 31, 2002

(1) Nature of Business and Significant Accounting Policies

USAllianz Investor Services, LLC (the Company) is a registered broker dealer in securities organized under the laws of Minnesota as a limited liability company. The Company is owned 99% by Allianz Life Insurance Company of North America (Allianz) and 1% by LAPIS, Inc. (LAPIS), a wholly owned subsidiary of Allianz. Allianz's and LAPIS' membership interests are ordinary membership interests of one class, without series and have rights provided by law subject to the member control agreement. The Company is the distributor for Allianz's and Preferred Life Insurance Company of New York's (Preferred), a wholly owned subsidiary of Allianz, variable life and annuity products.

The Company does not carry or hold securities for customer accounts.

The following is a summary of significant accounting policies followed by the Company:

- Investments in securities are valued at market as determined by published quotations. Net unrealized appreciation or depreciation in market value is included in the statement of operations. Investments in securities are comprised of U.S. Treasury Notes with interest rates of 4.25%, maturing on November 15, 2003.

- Commission income from sales of variable products is recorded as earned when due. Related commission expense is recognized in the month the income is earned.

- 12b-1 fee income from underlying assets is recorded as earned when due. Related distribution expense is recognized in the month the income is earned.

- Deposits paid to the National Association of Securities Dealers (NASD) for advertising and representative fees are recorded as a prepaid asset and expensed as incurred.

The Company is organized as a partnership for tax purposes and is not subject to income taxes as a separate entity. The income or loss of the Company is reportable for tax purposes by each of the members, based on their distributive share.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

(2) Transactions with Related Parties

For the year ended December 31, 2002, the Company earned commission revenues of $90,882,367 from Allianz and Preferred.

Under the terms of an agreement with the Company, Allianz has agreed to provide administrative and clerical assistance and to reimburse the Company for the excess of expenses over revenues, exclusive of unrealized investment gains or losses. A management fee for services rendered by Allianz may be charged as an additional expense in the event that revenues exceed the other expenses. For the year ended December 31, 2002, the total reimbursement was $92,570 under this agreement.

The Company paid $1,625,111 to Allianz and Preferred as distribution expenses during the year ended December 31, 2002.

(3) Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $5,000. At December 31, 2002, the Company had net capital of $11,022, which was $6,022 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 3.95:1 at December 31, 2002.

A capital contribution, from Allianz Life Insurance Company of North America, in the amount of $10,000 occurred in December 2002.

(4) Rule 15c3-3 Exemption

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

USAllianz Investor Services, LLC

Computation of Net Capital and Aggregate Indebtedness

Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Members' equity, net	$	70,638
Deduct - nonallowable assets:		
Accrued interest receivable		212
Prepaid expenses		58,994
Net capital before haircuts on securities positions		11,432
Haircuts on U.S. Treasury Notes		410
Net capital	$	11,022
Aggregate indebtedness	$	43,515
Net capital	$	11,022
Minimum capital required to be maintained (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Net capital in excess of requirement	$	6,022
Ratio on aggregate indebtedness to net capital		3.95:1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part II of Form X-17A-5 and the above audited computation.

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Governors and Members
USAllianz Investor Services, LLC:

In planning and performing our audit of the financial statements of USAllianz Investor Services, LLC for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Among the elements of internal control that we considered are the accounting system and control procedures including procedures for safeguarding securities.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) of the Securities and Exchange Commission and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Registration T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934, and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

KPMG LLP

January 27, 2003